

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2011

Via E-mail
Mr. Evangelos Chatzis
Chief Financial Officer
Danaos Corporation
14 Akti Kondyli
185 45 Piraeus Greece

> **Re: Danaos Corporation**
> **Form 20-F for the year ended December 31, 2010**
> **Filed April 8, 2011**
> **File No. 001-33060**

Dear Mr. Chatzis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2010

Factors Affecting our Results of Operations, page 52

1.   As noted on page 3 of your filing, the downturn in the container shipping market may continue to have an adverse effect on your earnings and compliance with loan covenants. As such, please consider revising your filing to include a table detailing the utilization of your current operating fleet. Such table should provide the following information:
   - Number of vessels whose charters are set to expire on a yearly basis.
   - TEU on expiring charters.
   - Contracted days.
   - Available days.
   - Contracted/Total days.

Please ensure this table covers yearly periods similar to those provided in your table on page 54. In addition, your risk factors indicate there is a risk of rechartering such vessels at a loss. In this regard, since the expiration and rechartering of your vessels at lower rates than under their current chartering arrangements appears to be a known trend, please discuss the expected impact that rechartering such vessels, at current prevailing charters rates, will have on revenues and profits in future periods. For guidance, please refer to Item 303(a)(3)(ii) of Regulation S-K.

Liquidity and Capital Resources, page 64

2.   In the last sentence of the third paragraph of this section, you state your belief that compliance with the terms of your financing arrangements will allow you to fund the remaining installment payments under your newbuilding contracts and satisfy your other liquidity needs. Please revise your disclosure to clarify whether your reference to "other liquidity needs" indicates that you anticipate that your primary sources of funds will be sufficient to satisfy all of the short-term, medium-term and long-term liquidity needs described in the preceding paragraph.

3.   We note the disclosure on page 65 that, beginning after March 31, 2013, the terms of your Bank Agreement will require you to apply a substantial portion of your cash from operations to the repayment of principal under your financing arrangements. Please clarify this disclosure by indicating whether management believes the remaining portion of your cash from operations will be sufficient to fund all of your other obligations.

Impairment of Long-lived Assets, page 86

4.   You indicate that an internal analysis, which used a discounted cash flow model utilizing inputs and assumptions based on market observations as of December 31, 2010, suggests that five of your 50 vessels may have current market values below their carrying values. In this regard, please consider expanding the Critical Accounting Policies section of your MD&A to also include a table summarizing your owned vessels that details, by vessel, the date of acquisition, purchase price and carrying value at the balance sheet date. Please identify within this table those vessels whose estimated market values are less than their carrying values. In this regard, for those vessels whose market value is below their carrying value, please add disclosure below the table of the aggregate market value and aggregate book value of such vessels. This additional disclosure will provide investors with an indication of the estimated magnitude of the potential aggregate impairment charge related to these vessels, as of December 31, 2010, if you decided to sell all of such vessels. Also, the disclosure accompanying the table should discuss the related accounting treatment of your vessels, and describe the circumstances under which you would record an impairment loss for such vessels.

5. We note that, on May 25, 2010, you signed an agreement to cancel three 6,500 TEU newbuilding containerships, initially expected to be delivered in the first half of 2012, and recorded impairment loss of $71.5 million. We also note that, as of December 31, 2011, you have $1,131.3 million in commitments for the construction of 15 vessels. In this regard, please consider revising your MD&A disclosures to include a table, similar in format to the table provided on page F-48, detailing the following information for such commitments:

- the contracted purchase price of each vessel.
- the estimated market value of each vessel type.
- contracted revenues associated with each vessel.
- amount of cash advances at risk of forfeiture, and
- remaining amounts due under contractual agreements.

If the estimated market value of the 15 vessels to be delivered is expected to be below the corresponding book value, please discuss the likelihood of canceling such orders and the estimated amount of any potential impairment related thereto.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or me at (202) 551-3211 if you have any questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief